TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


05008827

June 7, 2005


SEC MAIL
RECEIVED
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WASH. D.C.
SECTION

SUPPL

By Overnight Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b) (File No. 82-34869)

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. Material Change Report, dated May 31, 2005
2. News release, dated May 27, 2005
3. News release, dated May 31, 2005
4. News release, dated June 6, 2005

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.


JUN 13 2005

Yours truly,

Daniel M. Miller

Enclosure
cc: Harry Cupric
Gail Harvey
Highpine Oil & Gas Limited
Fred Davidson
Burnet, Duckworth & Palmer LLP

MATERIAL CHANGE REPORT


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1. Name and Address of Reporting Issuer:

Highpine Oil & Gas Limited ("**Highpine**")
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

2. Date of Material Change:

May 31, 2005.

3. News Release:

A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and Vaquero Energy Ltd. ("**Vaquero**") on May 31, 2005 and disseminated through the facilities of a recognized news wire service.

4. Summary of Material Change:

On May 31, 2005, Highpine and Vaquero jointly announced that the previously announced plan of arrangement (the "**Arrangement**") involving Highpine and Vaquero had been completed. Highpine issued 19,494,204 class "A" common shares to the former securityholders of Vaquero in connection with the completion of the Arrangement.

5. Full Description of Material Change:

On May 31, 2005, Highpine and Vaquero jointly announced that the Arrangement involving Highpine and Vaquero had been completed. The Arrangement was approved at the annual and special meeting of securityholders of Vaquero and by the Court of Queen's Bench of Alberta on May 31, 2005. Highpine issued 19,494,204 class "A" common shares to the former securityholders of Vaquero in connection with the completion of the Arrangement.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. Date of Report:

This report is dated June 1, 2005.

cc: Toronto Stock Exchange

File No 82-34869


HIGHPINE
OIL & GAS LIMITED


SEC MAIL
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PROCESSING
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WASH. D.C.
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SECTION

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES FILING OF INITIAL ANNUAL INFORMATION FORM

Calgary, Alberta, May 27, 2005 – Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") has filed its initial annual information form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Highpine's website at www.highpineog.com.

Highpine Oil & Gas Limited is a Calgary-based oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in Western Canada. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com


HIGHPINE
OIL & GAS LIMITED


SEC MAIL
RECEIVED
JUN 0 8 2005
WASH. D.C.
209

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES START-UP OF PEMBINA VIOLET GROVE OIL BATTERY AND MULTI-WELL FARMIN AGREEMENT IN PEMBINA

Calgary, Alberta, June 6, 2005 – Highpine Oil & Gas Limited ("Highpine" or the "Company") announced today the following significant developments:

Pembina Violet Grove Battery Commences Operation

Construction and testing of Highpine's Violet Grove Battery has been completed and Highpine has received all necessary regulatory licences and approvals for its operation. The Violet Grove Battery has commenced operation enabling production to be brought on stream from various Nisku wells in the Pembina area. It is expected that four working interest wells will be producing shortly and a fifth well will be producing in July.

Multi-Well Farmin Agreement Entered Into in the Pembina Nisku Trend

Highpine has entered into a recent multi-well farmin agreement in the Pembina Nisku Trend with Penn West Petroleum Ltd. ("Penn West"). Highpine has agreed to drill a minimum of six Nisku wells and one shallow well on Penn West lands pursuant to the agreement. Depending upon its drilling success, Highpine will have the option to continue drilling additional wells to earn an interest in lands of up to approximately 21.3 sections (13,600 acres). Highpine will earn all of Penn West's 100% working interest in the earned lands subject to an overriding royalty payable on future production volumes. Highpine has commenced the process for the procurement of well drilling licences on the farmin lands.

Highpine Oil & Gas Limited is a Calgary-based oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in Western Canada. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED


VAQUERO
Energy Ltd.

JOINT PRESS RELEASE

**HIGHPINE OIL & GAS LIMITED
ANNOUNCES CLOSING OF MERGER WITH VAQUERO ENERGY LTD.**

Calgary, Alberta, May 31, 2005 - Highpine Oil & Gas Limited ("Highpine") and Vaquero Energy Ltd. ("Vaquero") are pleased to jointly announce that the previously announced Plan of Arrangement (the "Arrangement") involving Highpine and Vaquero has been completed. The Arrangement was approved at the annual and special meeting of securityholders of Vaquero and by the Court of Queen's Bench of Alberta earlier today. Holders of common shares and options of Vaquero voted 96% in favour of the Arrangement resolution. Highpine issued 19,494,204 class "A" common shares to the former securityholders of Vaquero on completion of the Arrangement.

With the completion of the Arrangement Highpine is now the dominant player in the exciting Pembina Nisku exploration trend in West Central Alberta where both companies have focused their operations.

Highpine will continue to be managed by its current executive team led by Mr. Gordon Stollery, Chairman, President and Chief Executive Officer and Mr. Greg Baum, Executive Vice President and Chief Operating Officer. In addition, Highpine is pleased to announce that Mr. Robert Waldner, the former President and Chief Executive Officer of Vaquero, will be proposed as a director of Highpine at the annual and special meeting of Highpine shareholders scheduled to be held on July 6, 2005.

It is anticipated that Vaquero's common shares will be delisted from the Toronto Stock Exchange at the close of business on Friday, June 3, 2005. In conjunction with the closing, the directors and officers of Vaquero have resigned and officers of Highpine have been elected as directors.

Highpine Highlights Pro Forma the Arrangement:

The merged entity is a light oil exploration company with its core asset base located in Western Canada's most exciting oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine has diversified oil and natural gas exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw, McLeod/Goodwin, and Sturgeon Lake.

Pro forma the current production from the merged entity, including Pembina, is between 7,000 to 7,500 boe/d. The total productive capability, including behind-pipe production is 13,000 to 14,000 boe/d.

Corporately, Highpine now has:

- Total undeveloped land of approximately 172,000 net acres.
- An average working interest of 61%.
- A drilling inventory of approximately 142 gross (101 net) firm drilling locations and 22 gross (18 net) contingent locations targeting the highest quality light oil and natural gas reserves in western Canada.

At Pembina Highpine now has:

- Total undeveloped land of approximately 60,000 net acres
- An average working interest of approximately 70%
- A 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire play
- Ownership in 15 of the 19 discoveries made to date
- Approximately 74 distinct seismically defined locations at an approximate 70% working interest and 11 contingent locations in the Nisku play
- Current Pembina production of approximately 4,200 boe/d plus behind pipe production of approximately 5,600 boe/d for a total productive capability of 9,800 boe/d.
- Construction of Highpine's Violet Grove Battery is now complete. The facility is being thoroughly tested prior to actual startup. Once in operation, this facility should allow most of the behind-pipe production in the Pembina area to come on stream.
- Including the Violet Grove Battery Highpine will have control of facilities with a net capacity of almost 18,000 bbls/d.

In addition to Pembina, Highpine has five additional core areas at Joffre/Gilby, Windfall, Chip Lake, Bantry/Retlaw and McLeod/Goodwin.

On a combined basis, Highpine has a capital expenditure budget of $120 million and intends to drill approximately 40 to 50 wells for the remainder of 2005. Highpine estimates that its pro forma exit production for 2005 should range between 11,700 and 13,200 boe/d. Total combined bank debt is approximately $52 million as of May 31, 2005 and Highpine, following closing of the Arrangement, has approximately 44.2 million basic and 46.0 million fully diluted class "A" common shares outstanding.

READER ADVISORY

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or

positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com